EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO THE CERTIFICATE OF INCORPORATION OF

HEALTHWAREHOUSE.COM, INC.

Healthwarehouse.com, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

First:  The name of the Corporation is HealthWarehouse.com, Inc.

Second:  The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is August 5, 1998.

Third:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions with respect to an amendment to the Corporation’s Certificate of Incorporation as set forth below, declaring such amendment to be advisable, and directing that such amendment be submitted for approval by the Corporation’s stockholders:

1.           Pursuant to Section 242 of the Delaware General Corporation Law, this Certificate of Amendment hereby amends the provisions of the Corporation’s Certificate of Incorporation by deleting the first paragraph of Article Fourth and substituting therefore a new first paragraph to read in its entirety as follows:

“Fourth: This Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock.  The total number of shares of Common Stock that this Corporation is authorized to issue is 50,000,000, with a par value of $0.001 per share, and the total number of shares of Preferred Stock that this Corporation is authorized to issue is 1,000,000, with a par value of $0.001 per share.  Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment to the Certificate of Incorporation is filed with the Secretary of State of the State of Delaware, each Twenty (20) shares of the Corporation’s Common Stock, par value $0.001 per share, issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.001 per share, of the Corporation.  No fractional shares shall be issued and, in lieu thereof, any resulting fractional share shall be rounded up to the nearest whole number.  Shares of Common Stock or Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation may be reissued except as otherwise provided by law.”

Fourth:  Thereafter, pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted for approval to the stockholders of the Corporation entitled to vote thereon, and was duly adopted and approved by such stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, HealthWarehouse.com, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 16th day of July, 2010.

Healthwarehouse.com, Inc.

By:	/s/ Lalit Dhadphale
Lalit Dhadphale,
President and Chief Executive Officer